Exhibit 99.2

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Inc.
Suite 1204 - 700 West Pender Street,
Vancouver, BC, Canada, V6C 1G8

Item 2 Date of Material Change

July 24, 2007

Item 3 News Release

The news release dated July 24, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO, 604-683-8193

Item 9 Date of Report

July 24, 2007

KGN: TSX-V

July 24, 2007

PRELIMINARY METALLURGICAL STUDY INDICATES GOOD GOLD RECOVERY
AT KEEGAN'S ESAASE PROJECT

Keegan is pleased to announce positive results from a preliminary metallurgical testing program at its Esaase project. Results indicate that gold is easily recovered from reverse circulation chips with limited or no grinding, reasonable amounts of reagents, and normal leach times, suggesting that Keegan may be able to use either a low cost, low energy dump leach or carbon in leach (CIL) technique on the deposit. With crushing (300 microns) that is up to three times coarser than that found in many Ghanaian leach mines, gold recoveries are 91 % from oxide, 87% from the transition and 75% from the fresh portions of the deposit respectively. Recoveries are high even with no additional crushing (see table 1 for full results and www.keeganresources.com for the full text of the report). As the study found coarse gold in the fresh portion of the deposit, Keegan is planning additional studies to ascertain whether even higher recoveries can be achieved.

Table 1. Summary of leach studies on reverse circulation chips
Zone	Average Drill	Particle Size	Recovery (%)
	Depth (meters)	(micron)
Oxide	28	300	90.5
Transition	103	300	86.8
Fresh	140	300	75.2
Oxide	28	478 (as is)	85.8
Transition	103	929 (as is)	65.3
Fresh	140	1000 (as is)	66.8

Dan McCoy, President and CEO of Keegan states: "These results indicate that the gold at Esaase has a good chance of being recovered using low cost mining and milling methods. We will be working steadily to add value to Esaase both through additional metallurgical and engineering scoping studies as well as through continued discovery with exploration drilling in the coming months."

The design, sampling, and interpretation of the program were completed by RSG Global, a division of Coffey Mining Company, who contracted Independent Metallurgical Laboratories Pty. Ltd. to perform the metallurgical tests and petrographic examination of the samples. Three composite samples weighing 10 kg were created from 20 samples each, taken from each different portion of the deposit and identified by type based on logging of oxidation and weathering. The leach test work was carried out over 72 hours at 40%w/w solids using Perth tap water. The pH, dissolved oxygen level, free cyanide level and dissolved oxygen level, free cyanide level and dissolved gold were monitored at 2, 4, 8, 12, 24, 48, and 72 hour intervals. Tests were conducted on the "as received" RC chips and at 75, 150, 300, and 800 micron grinds. Induced Coupled Polarization (ICP) multi-element analyses of the samples do not indicate the presence of any deleterious elements in significant quantities likely to effect cyanidation. Keegan plans additional resource delineation, metallurgical, community development and engineering and scoping studies in the coming months. Richard Haslinger, P. Eng., is the Qualified Person with respect to NI 43- 101 at Esaase and has reviewed this release.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, PhD
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.